# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CARVER BANCORP INC, CIK 0001016178
CUSIP: 146875604
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 75 W 125TH ST, 75 W 125TH ST, NEW YORK, New York (NY), 10027-4512
Date of event which requires filing of this statement: 12/11/2025
Amends the filing with accession number 0002099845-25-000001
Filed by CIK 0002099845
Persons authorized to receive notices and communications: Dennis D. Etzkorn, 10 Trailside Road, Medfield, Massachusetts (MA), 02052, (508) 740-3760

## Reporting persons
- Detyga LLC (CIK 0002099845): type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: working capital (WC); sole voting power 378,449; shared voting power 0; sole dispositive power 378,449; shared dispositive power 0; aggregate amount beneficially owned 378,449 (7.4% of the class)
- Dennis D. Etzkorn: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 378,449; sole dispositive power 0; shared dispositive power 378,449; aggregate amount beneficially owned 378,449 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: CARVER BANCORP INC
Address of issuer's principal executive offices: 75 W 125TH ST, 75 W 125TH ST, NEW YORK, New York (NY), 10027-4512
Comment: Explanatory Note: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed jointly by Detyga LLC, a Massachusetts limited liability company ("Detyga") and Dennis D. Etzkorn ("Etzkorn" and together with Detyga, collectively, the "Reporting Persons") to amend and supplement the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 8, 2025 (the "Prior Statement" and as amended by this Amendment No. 1, this "Schedule 13D") with respect to shares of common stock, par value $0.01 per share (the "Common Stock"), of Carver Bancorp, Inc., a Delaware corporation (the "Issuer"). Except as amended and supplemented by this Amendment No. 1, the Prior Statement remains in full force and effect.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Prior Statement is not being amended by this Amendment No. 1.
Residence or business address: Item 2 of the Prior Statement is not being amended by this Amendment No. 1.
Present principal occupation or employment: Item 2 of the Prior Statement is not being amended by this Amendment No. 1.
Criminal convictions in the last five years: Item 2 of the Prior Statement is not being amended by this Amendment No. 1.
Civil proceedings (securities laws) in the last five years: Item 2 of the Prior Statement is not being amended by this Amendment No. 1.
Citizenship: Item 2 of the Prior Statement is not being amended by this Amendment No. 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Prior Statement is hereby amended and restated in its entirety as follows:

The total amount of funds required to acquire the Shares acquired by Detyga was approximately $668,840. The Shares were acquired using Detyga's working capital in open-market transactions.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Prior Statement is not being amended by this Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Statement is hereby amended and restated in its entirety as follows:

The following disclosure assumes that there are a total of 5,095,254 shares of Common Stock outstanding as of August 12, 2025, which amount is derived from the amount reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2025. Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, as a result of the relationships described above in Item 2 and as of the close of business on December 10, 2025, each of the Reporting Persons may be deemed to beneficially own 378,449 shares of Common Stock that are held directly by Detyga, representing approximately 7.4% of the Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Statement is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons may be deemed to exercise the shared voting and dispositive authority over 378,449 shares of Common Stock beneficially owned directly by Detyga.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Prior Statement is hereby amended and supplemented to add the following:

Information with respect to the Reporting Person's transactions effected since the Prior Statement are set forth on Exhibit 99.2 hereto.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is not being amended by this Amendment No. 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) is not being amended by this Amendment No. 1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Prior Statement is not being amended by this Amendment No. 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Prior Statement is hereby amended and restated in its entirety as follows:

99.1 Joint Filing Agreement, dated as of November 24, 2025 (incorporated by reference to Exhibit 99.1 to the Prior Statement filed by the Reporting Persons on December 8, 2025)99.2 Schedule of transactions effected since the Prior Statement

## Signatures
- Detyga LLC: Dennis D. Etzkorn, Managing Member (12/11/2025)
- Dennis D. Etzkorn: Dennis D. Etzkorn, Managing Member (12/11/2025)